Commission File No.: 0-29954

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

THE THOMSON CORPORATION

(Translation of registrant's name into English)

Suite 2706, Toronto Dominion Bank Tower
P.O. Box 24, 66 Wellington St. West
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

EXHIBIT INDEX IS LOCATED AT PAGE 2 OF 4

Information furnished on this form:

Press Release dated May 14, 2002 of The Thomson Corporation entitled "The Thomson Corporation to Cancel Listing On The London Stock Exchange".

EXHIBIT

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in Exhibit number 1 constitute forward-looking statements, which are based on the Corporation's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, among others, general business and economic conditions and competitive actions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Thomson Corporation
(Registrant)

Date: May 14, 2002   /s/ Paula R. Monaghan
                                                      Assistant Secretary

The Thomson Corporation
Toronto Dominion Bank Tower, Suite 2706
PO Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Tel (416) 360-8700 Fax (416) 360-8812
www.thomson.com



News Release

Investor Contact:

John Kechejian
Vice President, Investor Relations
(203) 328-9470
john.kechejian@thomson.com

Media Contact:

Jason Stewart
Director, Public Relations
(203) 328-8339
jason.stewart@thomson.com

For Immediate Release

THE THOMSON CORPORATION TO CANCEL LISTING ON THE LONDON STOCK EXCHANGE

(Unless otherwise stated, all amounts are in US dollars)

TORONTO, May 14, 2002 — The Thomson Corporation (TSX:TOC) today announced that in connection with the recently announced redemption of 1p common shares of The Thomson Corporation PLC (''Thomson PLC''), its principal UK subsidiary, the listing of Thomson securities on the London Stock Exchange (the ''LSE'') will be cancelled, effective at the close of business on June 17, 2002.

Presently, the units that are listed on the LSE consist of a Thomson common share and a Thomson PLC 1p common share. The decision to redeem the 1p common shares reflects the administrative and other costs associated with them. Thomson common shares will continue to trade on the Toronto Stock Exchange and Thomson has applied to list its common shares on the New York Stock Exchange in connection with an offering of additional common shares announced on May 2, 2002.

For further information, please contact Sue Jenner of Thomson PLC on + 44 (0)20 7437 9787 or Richard Day of Cazenove on + 44 (0)20 7588 2828.

The Thomson Corporation

The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. The Corporation's common shares are currently listed on the Toronto and London stock exchanges.